Exhibit 8.1

CHINA LENDING CORPORATION

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Adrie Global Holdings Limited	British Virgin Islands

China Feng Hui Industrial-Financial Holding Group Co., Limited	Hong Kong

Feng Hui Ding Xin (Beijing) Financial Consulting Co., Limited	People’s Republic of China

Xin Jiang Feng Hui Jing Kai Direct Lending Limited	People’s Republic of China

Ningbo Ding Tai Financial Leasing Co., Limited	People’s Republic of China

Xinjiang Xin Quan Financial Leasing Co., Limited	People’s Republic of China

Zhiyuan Commercial Factoring (Guangzhou) Co., Limited	People’s Republic of China

Hangzhou Zeshi Investment Partnership (Limited Partnership)	People’s Republic of China

Urumqi Feng Hui Direct Lending Limited	People’s Republic of China